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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 2 2004
WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-53616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EVP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 SOUTH COLLEGE STREET, SUITE 3700
(No. and Street)

CHARLOTTE (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW QUARTAPELLA (704) 602-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

201 S. College St., Suite 2500 (Address) Charlotte (City) NC (State) 28244 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Quartapella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EVP Securities LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Designated Principal

Title

Monica W. Whitehurst

Notary Public

My commission expires April 21, 2007.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVP Securities LLC

Table of Contents

Report of Independent Certified Public Accountants 1

Financial Statements:

Statement of Financial Condition 2

Statement of Income 3

Statement of Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

Schedules Supporting Financial Statements:

Schedule I - Financial and Operational Combined Uniform Single Report Part III 9-10

Schedule III - Computation of Net Capital Supporting Schedule 11

Note to Supplementary Schedules 12

Report of Independent Certified Public Accountants on Internal Control 13-14

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
EVP Securities LLC:

We have audited the accompanying statement of financial condition of EVP Securities LLC (a North Carolina limited liability company) as of December 31, 2003, and the related statements of income, member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EVP Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Charlotte, North Carolina
January 13, 2004

201 S. College Street
Suite 2500
Charlotte, NC 28244
T 704.632.3500
F 704.334.7701
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

EVP Securities LLC

Statement of Financial Condition — December 31, 2003

Assets	
Cash and cash equivalents	$ 29,934
Prepaid expense	4,684
Note receivable	199,919
	$234,537
Liabilities and Member's Equity	
Commitments and contingencies	
Member's equity	$234,537

The accompanying notes are an integral part of this financial statement.

EVP Securities LLC

Statement of Income
For the Year Ended December 31, 2003

Transaction fees	$3,927,573
Operating expenses:	
Management fees	3,702,149
Registration fees	3,326
Professional fees	11,168
Other	92
	3,716,735
Net income	$ 210,838

The accompanying notes are an integral part of this financial statement.

EVP Securities LLC

Statement of Member's Equity
For the Year Ended December 31, 2003

Balance, December 31, 2002	$ 23,699
Net income	210,838
Balance, December 31, 2003	$234,537

The accompanying notes are an integral part of this financial statement.

EVP Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$210,838
Adjustments to reconcile net income to net cash provided by operating activities:	
Prepaid expense	(4,684)
Note receivable	(199,919)
Accounts payable	(186)
Net cash provided by operating activities	6,049
Net increase in cash and cash equivalents	6,049
Cash and cash equivalents, beginning of year	23,885
Cash and cash equivalents, end of year	$ 29,934

The accompanying notes are an integral part of this financial statement.

Note A - Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

EVP Securities LLC (the Company), a North Carolina limited liability company (LLC), is an investment banking firm providing corporate finance services, including merger and acquisition assistance, private financing placement and advisory services to middle market companies throughout the United States of America. The Company has elected to be registered as a broker-dealer, and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) (see Note E). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities. EVP Securities LLC is a wholly owned subsidiary of Edgeview Partners LLC (Edgeview Partners or the Management Company). See further discussion in Note C and Note D.

Cash and Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents.

Income Taxes

As an LLC, the Company is treated as a partnership for federal and state income tax reporting purposes. As such, substantially all income of the Company is reported by the member on its individual income tax return. Accordingly, no provision for income taxes has been included in the accompanying statement of income.

Fee Revenue

The Company recognizes fee revenue from merger and acquisition and private financing placement-related services upon the closing of the related transaction.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note B - Cash Paid for Interest and Income Tax

As the Company is an LLC, no cash was paid for income taxes in 2003. The Company did not incur interest expense in 2003. Accordingly, no cash was paid for interest during 2003.

Note C - Management Fees

The Company is managed by Edgeview Partners LLC. As compensation for services provided, the Company pays a management fee which is adjustable at the discretion of Edgeview Partners upon 30 days notice to the Company. The basic services provided by the Management Company include providing office space, office equipment and supplies, assisting in compliance with all reporting and other administrative obligations, providing marketing and sales support, obtaining research, analysis and informational services as may be requested in connection with the Company's business as a securities broker-dealer, and supervising legal, accounting and other professional services which may be needed by the Company.

Pursuant to the terms of the Management Agreement, the Management Company pays all overhead expenses including rent, office equipment and supplies, secretarial and bookkeeping expenses, charges for furniture and fixtures, utilities, telephone, printing and stationery, insurance, publications and subscriptions, service contracts for quotation equipment and news wires, payroll taxes, data processing, travel, entertainment, salaries and expenses of the directors, employees and agents of the Company, professional fees incurred in the ordinary course of business and the costs of compliance with regulatory requirements and other ordinary administrative and overhead expense. Overhead expenses not covered under the management agreement include license or other fees paid by the Company to any government agency or industry regulatory group, or expenses such as commissions, interest on margin accounts and other indebtedness.

On July 11, 2003, the NASD issued Notice to Members 03-63. This guidance requires broker-dealers with expense sharing agreements to record expenses as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The Company records all expenses incurred pursuant to the terms of the Management Agreement based on allocations applied consistently throughout the year. Accordingly, management believes the Company was in compliance with the requirements outlined in Notice to Members 03-63 throughout 2003.

Note D - Related-party Transactions

The Company paid management fees and expenses of $3,702,149 to Edgeview Partners during the year ended December 31, 2003. Certain officers of Edgeview Partners are also officers of the Company.

At December 31, 2003, the Company had a note receivable due from Edgeview Partners in the amount of $199,919. The amount represents excess cash on-hand that is transferred to a money market account recorded on the books of Edgeview Partners. There is no stated interest rate or collateral associated with the note. The note's maturity date is in September 2004.

Note E - Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness. The Company had net capital of $29,934 at December 31, 2003, which was $24,934 in excess of its minimum net capital requirement of $5,000 at December 31, 2003.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC rule 15c3-3 pursuant to section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2003, the Company had no aggregate indebtedness.

EVP Securities LLC

Schedule I

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – EVP Securities LLC as of December 31, 2003

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$234,537
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		234,537
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital (notes payable to former stockholder)		
	B. Other (deductions) or allowable credits		0
5.	Total capital and allowable subordinated liabilities		234,537
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	204,603	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		
	E. Total deductions and/or charges		(204,603)
7.	Other additions and/or allowable credits		0
8.	Net capital before haircuts on securities positions		29,934
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other		
10.	Net Capital		$ 29,934

The accompanying note to supplementary schedules is an integral part of this schedule.

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – EVP Securities LLC as of December 31, 2003

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 18)		$ 0
12.	Minimum dollar net capital requirement of reporting broker or dealer		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital (line 10 less 13)		24,934
15.	Excess net capital of 1000% (line 10 (Schedule I) less 10% of line 18)		29,934

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities		0
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		0
18.	Total aggregate indebtedness		0
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10 (Schedule I))		0%

The accompanying note to supplementary schedules is an integral part of this schedule.

Computation of Net Capital
Supporting Schedule
December 31, 2003

Description	Allowable Assets	Nonallowable Assets	Total
Cash and cash equivalents	$29,934	$ 0	$ 29,934
Note receivable	0	199,919	199,919
Prepaid expense	0	4,684	4,684
	$29,934	$204,603	$234,537

The accompanying note to supplementary schedules is an integral part of this schedule.

EVP Securities LLC

Note to Supplementary Schedules
For the Year Ended December 31, 2003

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's audited December 31, 2003, Form X-17a-5 Part IIA filing.

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Member of
EVP Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **EVP Securities LLC** (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
January 13, 2004